

July 20, 2011

Via E-mail
Warren M. Dillard
President and Chief Executive Officer
Vanguard Energy Corporation
1330 Post Oak Blvd., Suite 1600
Houston, Texas 77056

> **Re: Vanguard Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 28, 2011**
> **File No. 333-174194**

Dear Mr. Dillard:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you have used an assumed initial offering price of $1.35 throughout your prospectus, which is lower than the mid-point of the price range that you have provided on your prospectus cover page. Please tell us why you selected such assumed offering price.

2.   We note your response to comment 1 from our letter dated June 9, 2011, and reissue such comment in part. Please provide updated disclosure with each amendment. For example, and without limitation, we note that your management information at page 31, and your beneficial ownership information at page 36, are provided as of March 31, 2011.

3.   We remind you of comment 2 from our letter dated June 9, 2011. Please fill in all blanks other than those that contain information you are allowed to omit at the time of

effectiveness pursuant to Rule 430A. For example, and without limitation, we note that blanks remain with respect to the anticipated OTC Bulletin Board symbols for your securities.

4.   We note your response to comment 5 from our letter dated June 9, 2011, and your statement that you will not request acceleration of the effective date of the registration statement unless you are reasonably assured that your units, common stock and Class A Warrants have been cleared for quotation on the OTC Bulletin Board. With each amendment, please provide relevant updates to us with respect to the status of your efforts to seek such quotation.

5.   We note your response to comment 6 from our letter dated June 9, 2011. Please revise your registration statement to include the information provided in your response.

Prospectus Cover Page

6.   We note your revised disclosure on your prospectus cover page regarding the quotation of the common stock and Class A warrant as a unit and the timing for the quotation of such securities separately. Please make conforming changes throughout your document. For example, and without limitation, such changes should be reflected in your summary of the offering at page 4.

Use of Proceeds, page 18

7.   We note your revised disclosure that you will use a portion of the proceeds from your offering to make interest payments on convertible notes. Please disclose in this section the use of the proceeds from such notes and the maturity date of such notes. See Instruction 4 to Item 504 of Regulation S-K.

8.   We note your disclosure that any amounts not expended as proposed will be used for general working capital. As a result, it appears that you may be reserving the right to change the use of proceeds. Please note that a registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise your filing to discuss such contingencies.

Management's Discussion and Analysis and Plan of Operation, page 21

Liquidity and Capital Resources, page 22

9.   We note your response to comment 17 from our letter dated June 9, 2011. Please clarify in the context of your liquidity and capital resources your anticipated source of funds for drilling and completion of wells related to the following items: (i) your leases in the Batson Dome Field, (ii) your farmout agreement dated March 15, 2011, and (iii) your

farmout agreement dated May 25, 2011. For example, and without limitation, please clarify in this section, if true, that you intend to use proceeds from this offering to drill and, if warranted, complete oil wells in connection with your leases in the Batson Dome Field. Similarly, you disclose on page 23 that your principal source of cash flow will be from the sale of crude oil and that you will use cash generated by your operations to drill and complete oil wells, to acquire oil and gas leases, and to fund working capital reserves. You also state that "[you] will need to raise the funds required to drill new wells through the sale of [y]our securities, from loans from third parties or from third parties willing to pay [y]our share of the cost of drilling and completing the wells." Please revise your filing to clarify, if true, that you intend to fund any other drilling and completion activities (including any such activities related to your farmout agreements) with any cash generated by your operations, and the sale of your securities, loans from third parties or funds from third parties willing to pay your share of the cost of drilling and completing the wells.

10.   We note your response to comment 18 from our letter dated June 9, 2011, and we reissue the comment. We note that on page F-16 in the notes to your financial statements you estimate that your total capital requirements over the next 12 months will total approximately $6,000,000 to $12,000,000. In the context of your liquidity and capital resources, please discuss these totals, how you calculated these totals and the sources of funds that you will use to meet your total estimated capital requirements for the next 12 months.

11.   We note your response to comment 19 from our letter dated June 9, 2011, and reissue such comment in part. Please discuss in the context of your liquidity and capital resources the amounts due in connection with principal payments on the convertible notes, as well as the deadline for such payments and your anticipated source of funds.

Business, page 24

12.   Please revise your filing to disclose all material terms of your farmout agreement with ExxonMobil Corporation. For example, and without limitation, please describe in your filing the material terms of Exxon's overriding royalty and its preferential right to purchase production.

Underwriting, page 40

13.   Please ensure that you have disclosed all material terms of the underwriting agreement. For example, and without limitation, please describe in your filing all material terms related to the underwriter's right of first refusal to act as lead underwriter for future equity and debt offerings of the company.

Description of Securities, page 43

14.   Please tell us why you state at page 43 that you are offering Units at a price of $1.35 per unit. In that regard, we note the price range that you have provided on your prospectus cover page.

Vanguard Energy Corporation, page F-2

Note 12 – Supplemental Information Relating to Oil and Gas Producing Activities (Unaudited), page F-19

15.   We note that in response to comment 22 in our letter dated June 9, 2011 you have disclosed estimates of reserves and standardized measures of discounted future net cash flows as of September 30, 2010 and March 31, 2011, also the sources of changes in the net quantities of reserves and standardized measures for the periods then ended. However, you have conflicting information about the source of your September 30, 2010 reserves. In the table of changes in reserves, you indicate these originated from production, while in the table of changes in the standardized measure, you indicate the reserves were purchased. In addition, on page 26 you report 521,109 Bbls of proved oil reserves as of March 31, 2011, which does not correspond to your disclosures at Note 12. Please resolve these inconsistencies.

16.   Please disclose the net quantities of your interests in proved undeveloped reserves as of the beginning and the end of the year as required by FASB ASC 932-235-50-4, as amended by ASU 2010-03. You may refer to Example 1 at FASB ASC 932-235-55-2 for an illustration of this required disclosure. This comment is also applicable to your disclosure of reserve quantity information in the financial statements of the Batson Dome Wells on page F-26.

17.   Tell us the reasons for the differences between the reserve quantities that you acquired as shown in the table on page F-19; and the corresponding end-of-period balance reported for the Batson Dome Wells on page F-26.

Pro Forma Financial Statements, page F-28

18.   Please remove the pro forma statement of revenues and direct operating expenses for the period from July 1, 2009 to September 30, 2009, and the related fiscal reporting period reconciliation of historical activity on page F-33, to comply with the guidance of Rule 8-05(b)(1) of Regulation S-X.

Note 2 – Pro Forma Adjustments and Assumptions, page F-32

19.   We note that you did not comply with comment 23 in our letter dated June 9, 2011. The columns and headings in your fiscal reporting period reconciliation of historical activity for the period from October 1, 2009 to September 30, 2010 appear to be incorrect and

incomplete; and you did not include a similar schedule for the period from October 1, 2010 to March 31, 2011. The left column within each reconciliation of historical activity (supporting the amounts utilized in the pro forma statements for the annual and subsequent interim periods) should reflect the revenues and direct costs reported in the historical financial statements for the Batson Dome Wells (either the 2009 or 2010 amounts depending on the reconciliation), while the far right columns should reflect the historical annual and interim activity based on your fiscal year. We expect you will need to show and properly label the adjusting columns previously described. Please contact us by telephone if you require further guidance. We reissue prior comment 23.

Exhibits

20.   Please ensure that you have filed all material contracts, and instruments defining the rights of security holders. See Items 601(b)(4) and 601(b)(10) of Regulation S-K. For example, and without limitation, please file the convertible promissory notes that you reference at page 6.

Exhibit 5

21.   We note your response to comment 26 from our letter dated June 9, 2011. Because the warrants are contractual obligations issued pursuant to the warrant agreements, please obtain a revised opinion from counsel that opines on whether the warrants are legal, binding obligations of the registrant. In addition, please ensure that the revised opinion is clearly marked to indicate that it has been signed by counsel.

Engineering Comments

22.   Please comply with all portions of Item 1204 of Regulation S-K pertaining to oil and gas production, production prices and production costs. Specifically please disclose the following:

   a. For each of the last three fiscal years disclose production, by final product sold, of oil, gas, and other products. Disclosure shall be made by geographical area and for each country and field that contains 15% or more of the registrant's total proved reserves expressed on an oil-equivalent-barrels basis unless prohibited by the country in which the reserves are located.

   b. For each of the last three fiscal years disclose production, by final product sold, of oil, gas, and other products. Disclosure shall be made by geographical area and for each country and field that contains 15% or more of the registrant's total proved reserves expressed on an oil-equivalent-barrels basis unless prohibited by the country in which the reserves are located.

Please see Item 1204 for the specific instructions to follow.

23. Please comply with all portions of Item 1205 of Regulation S-K pertaining to drilling and other exploratory and development activities. Specifically, for each of the last three fiscal years, by geographical area, disclose:

    a. The number of net productive and dry exploratory wells drilled; and

    b. The number of net productive and dry development wells drilled.

    c. Disclose, by geographic area, for each of the last three years, any other exploratory or development activities conducted, including implementation of mining methods for purposes of oil and gas producing activities.

    Please see Item 1205 for the definitions of exploratory and development wells.

24. Please comply with all portions of Item 1206 of Regulation S-K pertaining to present activities. Specifically please disclose the following:

    a. Disclose, by geographical area, the registrant's present activities, such as the number of wells in the process of being drilled (including wells temporarily suspended), waterfloods in process of being installed, pressure maintenance operations, and any other related activities of material importance.

    b. Provide the description of present activities as of a date at the end of the most recent fiscal year or as close to the date that the registrant files the document as reasonably possible.

    c. Include only those wells in the process of being drilled at the "as of" date and express them in terms of both gross and net wells.

    d. Do not include wells that the registrant plans to drill, but has not commenced drilling unless there are factors that make such information material.

25. Please comply with all portions of Item 1207 of Regulation S-K if you have any major Delivery Commitments, specifically please disclose the following:

    a. If the registrant is committed to provide a fixed and determinable   quantity of oil or gas in the near future under existing contracts or agreements, disclose material information concerning the estimated availability of oil and gas from any principal sources, including the following:

        i. The principal sources of oil and gas that the registrant will rely upon and the total amounts that the registrant expects to receive from each principal source and from all sources combined;

        ii. The total quantities of oil and gas that are subject to delivery commitments; and

        iii. The steps that the registrant has taken to ensure that available reserves and supplies are sufficient to meet such commitments for the next one to three years.

    b. Please see Item 1207 for the specific instructions on the disclosure of the information required by this Item.

26.   Please comply with Item 1208 of Regulation S-K pertaining to your oil and gas properties, wells, operations and acreage. Specifically, please disclose the following:

    a. Disclose, as of a reasonably current date or as of the end of the fiscal year the total gross and net productive wells, expressed separately for oil and gas (including synthetic oil and gas produced through wells) and the total gross and net developed acreage (i.e., acreage assignable to productive wells) by geographic area.

    b. Disclose, as of a reasonably current date or as of the end of the fiscal year, the amount of undeveloped acreage, both leases and concessions, if any, expressed in both gross and net acres by geographic area, together with an indication of acreage concentrations, and, if material, the minimum remaining terms of leases and concessions.

27.   As to your response to comment 29 from our letter dated June 9, 2011, you must provide in the filing a discussion of the technologies used to determine the appropriate level of certainty for reserve estimates from material properties as required by Item 1202(a)(6) of Regulation S-K. Please revise your document accordingly.

28.   We are unable to reconcile your response to comment 32 from our letter dated June 9, 2011. Please provide us with a detailed reconciliation explaining the difference between the CapExDeduction of $8,250,000 as set forth in the reserve report and the Standardized Measure of Oil and Gas for March 31, 2011 on page F-20. In that regard we note your response that 'total capital expenditures in the reserve report pertain to drilling and completion costs as well as lease operating expenses."   Lease operating costs should not be included in capital expenditures. Revise your reserve report accordingly.

We may have further comments after we review your response.

29.   You report proved reserves as of March 31, 2011 of 521,109 barrels of oil on page 26 that was prepared by Nova Resources with a discounted future net cash flow of $17,825,475. However, this appears to be significantly different than she same values in the reserve report and what is reported on page F-25. Please reconcile these values for us.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding the engineering comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

                 Sincerely,

                 /s/ H. Roger Schwall

                 H. Roger Schwall
                 Assistant Director

cc: William T. Hart (via e-mail)